PRESS RELEASE	JULY 29, 2024

Largo Announces Results of its Annual General Meeting of Shareholders

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces voting results from its Annual General Meeting of Shareholders (the "Meeting") held on Monday, July 29, 2024.

A total of 47,142,917 common shares of the Company were voted at the Meeting, representing 73.53% of the Company's issued and outstanding common shares. Shareholders voted to approve all matters brought before the Meeting, including the election of all director nominees and the appointment of KPMG LLP as the Company's auditors for the ensuing year.

Largo's Board of Directors wishes to thank its shareholders for their continued support. Detailed results of the votes on the election of directors are as follows:

Name of Director Nominee	Shares Voted For	%	Shares Withheld	%
Alberto Arias	35,828,052	95.79	1,576,536	4.21
David Brace	35,858,601	95.87	1,545,987	4.13
Jonathan Lee	35,831,738	95.79	1,572,850	4.21
Daniel Tellechea	35,891,145	95.95	1,513,443	4.05
Helen Cai	35,872,758	95.90	1,531,830	4.10
Andrea Weinberg	35,887,345	95.94	1,517,243	4.06

For further detailed voting results on the Meeting, please refer to the Company's Report of Voting Results filed on SEDAR+ at www.sedarplus.com and on www.sec.gov.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up production of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com